SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) March 5, 2002

Exact Name of Registration as Specified in Charter:

ConSil Corp.

State of Other Jurisdiction of Incorporation:

Idaho

Commission File Number: 000-04846

IRS Employer Identification Number: 82-0288840

Address and Telephone Number of Principle Executive Offices:

4766 Holladay Blvd
Holladay, UT 84117
801.273.9300

Item 4. Changes in Registrant's Certifying Accountant.

OnOn March 5, 2002 the Board of Directors of ConSilOn March 5, 2002 the Board of Directors of ConSil Corp. (tl ofof PricewaterhouseCoopers,of PricewaterhouseCoopers, LLP (PwC) which wasof PricewaterhouseCoopers, the Registrant engaged Bierwolf, Nilson & Associates as its new independent accountants.

TheThe reports of PwC on the financial statements for The reports of PwC on the financial statements for the 19991999 contained no adverse opinion1999 contained no adverse opinion or disclaimer of1999 contained no adve thethe uncertainty, audit scope or accounting principle, except that the reports of PwCthe uncertainty, audit scope or endedended Decemberended December 31, 2000 contained an explanatoryended December 31, 2000 contained an to the Registrant s ability to continue as a going concern.

InIn connection with its auIn connection with its audits for theIn connection with its audits for the fiscal years AugustAugust 1, 2001, there haveAugust 1, 2001, there have been no disagreements withAugust 1, 2001, there hav oror practices, financial statementor practices, financial statement disclosure, or auditing scope or procedure,or pr not resolved to the satisfaction of PwC would have caused them to makenot resolved to the satisfaction of PwC report on the financial statements for such years.

TheThe Registrant haThe Registrant hasThe Registrant has requested that PwC furnish it with a letter addre exchange Commission stating whether or not it agrees withexchange Commission stating whether or not it agrees letter, dated March 22, 2002, is filed as Exhibit 16 to this Form 8-K.

TheThe Registrant engaged Bierwolf, Nilson & Associates as its new independent accountanThe Registrant en AugustAugust 1,August 1, 2001. During the two most recent fiscal years and through August 1, 2001,August 1, 20 hashas not consulted with Bierwolf, Nilsonhas not consulted with Bierwolf, Nilson has not consulted wi accounting principles to a specified transaction, either completed oraccounting principles to a specified transactio opinionopinion thatopinion that might be rendered on the Registrant s financial statements, and eitheropinion that waswas provwas provided to the Rwas provided to the Registrant or oral advice was provided that Bierwolf, concludedconcluded was an imconcluded was an impoconcluded was an important factor considered by the R accounting,accounting, auditing, oraccounting, auditing, or financial reporting issue; oraccounting, auditing, or fi disagdisagreement,disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the rel instructionsinstructions to Item 304 oinstructions to Item 304 of Regulatiinstructions to Item 304 of Regulatio 304(a)(1)(v) of Regulation S-K.

Item 7. Exhibits

Exhibit No.	Description	Page
16	Letter on Change in Accountants	4

SIGNATURES

PursuantPursuant to the requirements of the SecuritiesPursuant to the requirements of the Securities and Ex
duly caused this report to be signed on its behalf by the undersigned authorized officer.

March 5, 2002.

ConSil Corp.

/s/ James Anderson
President and Director

March 22, 2002

Securities & Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Commissioners:

WeWe have read the statements made by ConSil Corp. (copy attached), which we understand willWe have read t filedfiled with the Commission, pursuant to Item 4 of Formfiled with the Commission, pursuant to Item 4 of F reportreport dated March 5, 2002. Wereport dated March 5, 2002. We agree with the statements concerning our

Very truly yours,

/s/ PricewaterhouseCoopers LLP